245 Summer Street

Fidelity® Investments

Boston, MA 02210

September 18, 2020

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Covington Trust (the trust): File Nos. 033-60973 and 811-07319

Fidelity MSCI Consumer Discretionary Index ETF

Fidelity MSCI Utilities Index ETF

Fidelity MSCI Consumer Staples Index ETF

Fidelity MSCI Energy Index ETF

Fidelity MSCI Financials Index ETF

Fidelity MSCI Health Care Index ETF

Fidelity MSCI Industrials Index ETF

Fidelity MSCI Information Technology Index ETF

Fidelity MSCI Materials Index ETF

Fidelity MSCI Communication Services Index ETF

Fidelity MSCI Real Estate Index ETF (the fund(s))

Post-Effective Amendment No. 75

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 75 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement

This filing incorporates changes in conjunction with the benchmark changes.  In conjunction with the benchmark changes, Fidelity requests your approval to change each fund’s investment objective and name test policy to reflect its new index.  This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of December 1, 2020.  We request your comments by October 18, 2020. Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s Registration Statement.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Legal Product Group